

Mailstop 3233   December 14, 2016

Via E-mail
Sherri W. Schugart
President and Chief Executive Officer
Hines Global REIT II, Inc.
2800 Post Oak Boulevard
Suite 5000
Houston, TX 77056-6118

> **Re: Hines Global REIT II, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2015**
> **Filed March 24, 2016**
> **Form 10-Q for Fiscal Quarter Ended**
> **September 30, 2016**
> **Filed November 9, 2016**
> **File No. 000-55599**

Dear Ms. Schugart:

We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended September 30, 2016

1. We note that as of September 30, 2016, the Company recorded a $3.2 million liability related to distribution and stockholder servicing fees. In future filings, please describe how you intend to value this liability for your net asset value calculation. To the extent that the liability is excluded or assigned no value in your net asset value calculation, please explain the specific reasons why you measured these fees in such a manner and clarify that, as a result, the net asset

value and net asset value per share do not reflect any obligation to pay future trail fees. Additionally, in your net asset value discussion, please include disclosure of the liability accrued under GAAP.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Stacie Gorman at 202-551-3585 or me at 202- 551-3655 if you have questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and
Commodities